As filed with the Securities and Exchange Commission on December 7, 2011

File No. 812-13787

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO THE APPLICATION FOR AN ORDER PURSUANT TO

SECTIONS 57(a)(4) AND 57(i) OF THE

INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT

PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY

SECTION 57(a)(4) OF THE ACT

MEDLEY CAPITAL CORPORATION, MEDLEY LLC, MCC ADVISORS LLC,

MEDLEY CAPITAL LLC, MEDLEY OPPORTUNITY FUND LP,

MEDLEY OPPORTUNITY FUND LTD, MEDLEY GP LLC,

MEDLEY OPPORTUNITY FUND II LP, MEDLEY OPPORTUNITY FUND II (CAYMAN) LP,

MOF II GP LLC, MOF II GP (CAYMAN) LTD., MOF II MANAGEMENT LLC

375 Park Avenue, Suite 3304

New York, NY 10152

(212) 759-0777

All Communications, Notices and Orders to:

Brook Taube

Medley Capital Corporation

375 Park Avenue, Suite 3304

New York, NY 10152

(212) 759-0777

Copies to:

James R. Tanenbaum

Anna T. Pinedo

Morrison & Foerster LLP

1290 Avenue of the Americas

New York, NY 10104

(212) 468-8000

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

MEDLEY CAPITAL CORPORATION, MEDLEY LLC, MCC ADVISORS LLC, MEDLEY CAPITAL LLC, MEDLEY OPPORTUNITY FUND LP, MEDLEY OPPORTUNITY FUND LTD, MEDLEY GP LLC, MEDLEY OPPORTUNITY FUND II LP, MEDLEY OPPORTUNITY FUND II (CAYMAN) LP, MOF II GP LLC, MOF II GP (CAYMAN) LTD., MOF II MANAGEMENT LLC

375 Park Avenue, Suite 3304

New York, NY 10152

(212) 759-0777

File No. 812-13787

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	AMENDMENT NO. 3 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT

INTRODUCTION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940 (the “Act”),1 and Rule 17d-1 promulgated under the Act,2 permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the Act:

•	Medley Capital Corporation (the “Company”),

•	Medley LLC, the holding company for the Adviser and the Affiliated Investment Advisers (each as defined below),

•	MCC Advisors LLC, the Company’s investment adviser (“MCC Advisors” or the “Adviser”),

[1]	Unless otherwise indicated, all section references herein are to the Act.

[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

•

Medley Capital LLC and MOF II Management LLC (collectively, the “Affiliated Investment Advisers”) together with any future investment advisers controlling, controlled by, or under common control with, the Adviser or the Affiliated Investment Advisers that manage Future Affiliated Funds (as defined below), “Medley Management”),[3]

•

Medley GP LLC, MOF II GP LLC and MOF II GP (Cayman) Ltd. (collectively, the “Affiliated General Partners”) together with any future general partners controlling, controlled by, or under common control with, the Affiliated General Partners that manage Future Affiliated Funds (as defined below), (“Medley General Partners”),[4]

•

Medley Opportunity Fund LP, Medley Opportunity Fund Ltd., Medley Opportunity Fund II LP and Medley Opportunity Fund II (Cayman) LP (collectively, the “Existing Affiliated Funds” and, together with the Company, Medley LLC, MCC Advisors, Medley Management and Medley General Partners, the “Applicants”).

The relief requested in this application (the “Application”) would allow the Company (or, as the case may be, another business development company advised by the Adviser), on the one hand, and the Existing Affiliated Funds and any future entities advised by the Adviser, Medley Management or an entity controlling, controlled by, or under common control with the Adviser or Medley Management (“Future Affiliated Funds”, together with the Existing Affiliated Funds, the “Affiliated Funds”),5 on the other hand, to co-invest in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such investment would otherwise be prohibited under the Act (collectively, “Co-Investment Transactions”). Affiliated Funds that have the capacity to, and elect to, co-invest with the Company are referred to as “Participating Funds.”

All existing entities that currently intend to rely on the Order have been named as Applicants. Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions of the Application.

I. APPLICANTS

A. Medley Capital Corporation

The Company is an externally managed, closed-end, non-diversified management investment company. The Company filed a registration statement on Form N-2 under the

[3]

Affiliated Investment Advisers are domestic limited liability companies and are directly wholly-owned by and directly controlled by, Medley LLC. Medley LLC is controlled by the Principals (as defined below). Medley LLC currently is exempt from registration under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), as a holding company that does not directly advise an investment company. Medley Capital LLC and MOF II Management LLC are registered investment advisers.

[4]	Affiliated General Partners are directly wholly owned by and directly controlled by, Medley GP Holdings LLC. Medley GP Holdings LLC is controlled by the Principals (as defined below).

[5]	Any Future Affiliated Fund will either be registered under the Act or exempt from registration as provided by Section 3(c)(1) or 3(c)(7) of the Act.

Securities Act of 1933, as amended (the “1933 Act”) in connection with its initial public offering on May 3, 2010, which became effective on January 20, 2011. The Company filed an election to be regulated as a business development company (“BDC”) under the Act on January 20, 2011.6 In addition, the Company intends to elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and intends to continue to qualify as a RIC in the future. The Company’s principal place of business is 375 Park Avenue, Suite 3304, New York, New York 10152.

The Company’s investment objective is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The Company’s portfolio will generally consist of secured loans, and, to a lesser extent, subordinate loans and equity positions in situations where they are also a secured lender. The Company seeks to provide customized financing solutions, typically in the form of secured loans to corporate and asset-based borrowers, and may utilize structures such as sale leaseback transactions, direct asset purchases or other hybrid structures that it believes replicate the economics and risk profile of secured loans. The Company may also selectively make subordinated debt and equity investments in borrowers to which they have extended secured debt financing. The Company believes that its proposed investment strategy will allow the Company to generate cash available for distribution to its stockholders and to provide competitive total returns to its stockholders.

The Company’s business and affairs are managed under the direction of a board of directors (the “Board”). The Board currently consists of seven members, four of whom are not “interested persons” of the Company as defined in Section 2(a)(19) of the Act (the “Independent Directors”). Each of Andrew Fentress, Brook Taube and Seth Taube serve as directors on the Company’s Board. The Board delegates daily management and investment authority to the Adviser pursuant to an investment management agreement (the “Investment Management Agreement”). MCC Advisors also serves as the Company’s administrator pursuant to an administration agreement (the “Administration Agreement”). Andrew Fentress and Seth Taube are not officers of the Company. Brook Taube serves as the Company’s Chief Executive Officer. None of Messrs. Fentress, B. Taube or S. Taube will benefit directly or indirectly from any Co-Investment Transaction, other than by virtue of the ownership of securities of the Company and the Affiliated Investment Advisers. None will participate individually in any Co-Investment Transaction.

B. MEDLEY LLC

Medley LLC is the direct or indirect holding company for the Adviser and the Affiliated Investment Advisers. Medley LLC is controlled by the Principals (as defined below).

C. MCC Advisors LLC, the Affiliated Investment Advisers and Medley Management

MCC Advisors, a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, serves as the investment adviser

[6]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

to the Company pursuant to an Investment Management Agreement. Subject to the overall supervision of the Board, the Adviser manages the day-to-day operations of, and provides investment advisory and management services to, the Company. Under the terms of the Investment Management Agreement, the Adviser: (i) determines the composition of the Company’s portfolio, the nature and timing of the changes to the Company’s portfolio and the manner of implementing such changes; (ii) identifies, evaluates and negotiates the structure of the investments the Company makes (including performing due diligence on the Company’s prospective portfolio companies); (iii) closes and monitors the investments the Company makes; and (iv) determines the securities and other assets that the Company purchases, retains or sells. The Adviser’s services under the Investment Management Agreement are not exclusive, and it is free to furnish similar services to other entities, consistent with its fiduciary duties to the Company.

Pursuant to the Administration Agreement, MCC Advisors furnishes the Company with office equipment and clerical, bookkeeping and record keeping services at the Company’s office facilities. Under the Administration Agreement, MCC Advisors also performs, or oversees the performance of, the Company’s required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations. MCC Advisors is responsible for the financial records that the Company is required to maintain and prepares reports to the Company’s stockholders and reports filed with the Commission. In addition, MCC Advisors assists the Company in determining and publishing the Company’s net asset value, oversees the preparation and filing of the Company’s tax returns and the printing and dissemination of reports to the Company’s stockholders, and generally oversees the payment of the Company’s expenses and the performance of administrative and professional services rendered to the Company by others.

The Affiliated Investment Advisers currently serve as investment advisers to the Existing Affiliated Funds. The Company seeks to co-invest with the Existing Affiliated Funds. Additionally, MCC Advisors or an affiliate may serve as investment adviser to Future Affiliated Funds. Any such Future Affiliated Fund may seek to co-invest with the Company and Existing Affiliated Funds at that time. Any Existing or Future Affiliated Fund that co-invests with the Company will have substantially the same investment objectives and strategies as the Company.

MCC Advisors and the Affiliated Investment Advisers are held by Medley LLC. The Principals (as defined below) control Medley LLC.

D. Existing Affiliated Funds

Medley Opportunity Fund LP

Medley Opportunity Fund LP is a Delaware limited partnership. Medley GP LLC, a Delaware limited liability company, is the general partner of Medley Opportunity Fund LP and Medley Capital LLC is the investment adviser for Medley Opportunity Fund LP. Andrew Fentress, Brook Taube and Seth Taube (the “Principals”) are the managing members of Medley GP LLC and Medley Capital LLC. Medley GP LLC is responsible for managing the business of Medley Opportunity Fund LP. Medley Capital LLC is responsible for investment advisory services for Medley Opportunity Fund LP. Medley Capital LLC and MCC Advisors are under common control of Medley LLC. The Principals control Medley LLC. Medley GP LLC is under common control of Medley GP Holdings LLC. The Principals control Medley GP Holdings LLC.

The investment strategy of Medley Opportunity Fund LP is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The investment strategy of Medley Opportunity Fund LP is similar to the investment strategy of the Company.

Medley Opportunity Fund Ltd.

Medley Opportunity Fund Ltd. is an exempted company incorporated and existing under the laws of the Cayman Islands. Medley Capital LLC is the investment adviser for Medley Opportunity Fund Ltd. The Principals are the managing members of Medley Capital LLC. Medley Capital LLC is responsible for management and operations of Medley Opportunity Fund Ltd. Medley Capital LLC and MCC Advisors are under common control of Medley LLC.

The investment strategy of Medley Opportunity Fund Ltd. is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The investment strategy of Medley Opportunity Fund Ltd. is similar to the investment strategy of the Company.

Medley Opportunity Fund II LP

Medley Opportunity Fund II LP is a Delaware limited partnership. MOF II GP LLC, a Delaware limited liability company, is the general partner of Medley Opportunity Fund II LP and MOF II Management LLC, a Delaware limited liability company, is the investment adviser for Medley Opportunity Fund II LP. The Principals are the managing members of MOF II GP LLC and MOF II Management LLC. MOF II GP LLC is responsible for managing the business of Medley Opportunity Fund II LP. MOF II Management LLC is responsible for investment advisory services for Medley Opportunity Fund II LP. MOF II Management LLC is under common control of Medley LLC. MOF II GP LLC is under common control of Medley GP Holdings LLC.

The investment strategy of Medley Opportunity Fund II LP is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The investment strategy of Medley Opportunity Fund II LP is similar to the investment strategy of the Company.

Medley Opportunity Fund II (Cayman) LP

Medley Opportunity Fund II (Cayman) LP is an exempted Cayman Islands limited partnership. MOF II GP (Cayman) Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands, is the general partner of Medley Opportunity Fund II (Cayman) LP and MOF II Management LLC is the investment adviser for Medley Opportunity Fund II (Cayman) LP. The Principals are the managing members of MOF II Management LLC. MOF II GP (Cayman) Ltd. is managed by a board of directors, consisting of Mr. Brook Taube and two independent members. MOF II GP (Cayman) Ltd. is responsible for managing the business of Medley Opportunity Fund II (Cayman) LP. MOF II Management LLC is responsible for investment advisory services for Medley Opportunity Fund II (Cayman) LP. MOF II Management LLC is under common control of Medley LLC. MOF II GP (Cayman) Ltd. is under common control of Medley GP Holdings LLC.

The investment strategy of Medley Opportunity Fund II (Cayman) LP is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The investment strategy of Medley Opportunity Fund II (Cayman) LP is similar to the investment strategy of the Company.

Each of the above Existing Affiliated Funds is a separate and distinct legal entity and each relies on the exemption from registration as an investment company under the Act provided by Section 3(c)(1) or 3(c)(7) of the Act.

Any of the Affiliated Funds could be deemed to be persons identified in Section 57(b) of the Act to the extent that the Affiliated Fund may be deemed to be an affiliated person of the Adviser within the meaning of Section 2(a)(3)(C), thus requiring exemptive relief for certain co-investments with the Company. The Affiliated Funds and the Company are under common control.

II. RELIEF FOR PROPOSED CO-INVESTMENT TRANSACTIONS

A. Co-Investment in Portfolio Companies by the Company and the Affiliated Funds

It is anticipated that the Company will co-invest in portfolio companies with other Affiliated Funds advised by the Affiliated Investment Advisers. The Adviser and the Company believe that determining the allocation of a co-investment opportunity based on a pro rata share of the capital available for investment by the Company and the Participating Funds provides for the equitable allocation of co-investments and takes into account the current capacity of the Company and Participating Funds to make the type of investment presented by the co-investment opportunity.

1. Reasons for Co-Investing

It is anticipated that co-investment in portfolio companies by the Company and the Affiliated Funds should increase the number of favorable investment opportunities for the Company. The Co-Investment Program will be implemented if it is approved by a Required Majority (as defined below).

The Adviser expects that co-investment by the Company and the Affiliated Funds will provide the Company with the ability to achieve greater diversification and, together with the Affiliated Funds, the opportunity to exercise greater influence on the portfolio companies in which the Company and the Participating Funds co-invest.

A BDC that makes investments of the type contemplated by the Company typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed limits on exposure in a single investment. In addition, the Code imposes diversification requirements on companies, such as the Company, which seek certain favorable tax treatment under Subchapter M of the Code.7 In view of the foregoing, in cases where the Adviser identifies investment opportunities requiring larger capital commitments it must seek the participation of other entities with similar investment styles. The availability of the Affiliated Funds as investing partners of the Company may alleviate the necessity in certain circumstances.

The Company may have to forego some investment opportunities if it cannot provide all of the financing required by a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Adviser as a result of the Company’s inability to commit the entire amount of financing required by the portfolio company in a timely manner. By reducing the number of instances in which the Company’s individual or aggregate investment limits require the Adviser to arrange a syndicated financing with unaffiliated entities, the Company will likely be required to forego fewer attractive investment opportunities. With the assets of the Affiliated Funds available for co-investment, there should be an increase in the number of opportunities accessible to the Company.

The Adviser and the Board of the Company believe that it would be desirable for the Company to co-invest with the Affiliated Funds, and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company.

At least quarterly, the Board of the Company will review the rationale for the Company’s Co-Investment Program and evaluate whether the program remains important to the Company.

2. Mechanics of the Co-Investment Program

In selecting investments for the Company, the Adviser will consider the investment objective, investment policies, investment position, capital available for investment, and other factors relevant to the Company. Similarly, in selecting investments for the Affiliated Funds, the Affiliated Investment Adviser will choose investments separately for each entity, considering, in each case, the investment objective, investment policies, investment position, capital available for investment, and other factors relevant to that particular investing entity. The Adviser expects that any portfolio company that is an appropriate investment for the Company should also be an appropriate investment for one or more Affiliated Funds, with certain exceptions based on available capital or diversification.

Under the Co-Investment Program, each co-investment would be allocated between the Company, on the one hand, and the Participating Funds, on the other hand. The Adviser will present each transaction and the proposed allocation of each investment opportunity to the directors eligible to vote under Section 57(o) (the “Eligible Directors”). The “required majority,” as defined in Section 57(o) of the Act (“Required Majority”) will approve each Co-Investment Transaction prior to any investment by the Company. No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of the Company.

[7]	See I.R.C. Section 851(b)(3).

All subsequent activity (i.e., exits or follow-on investments) in a Co-Investment Transaction will be made in accordance with the terms and conditions set forth in this Application.

The Co-Investment Program stipulates that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to the Company’s purchase be the same as those applicable to the purchase by the Participating Funds.

Co-investment opportunities are to be allocated to the Company either (a) based on the size recommended by the Adviser based on the Company’s available capital and the investment’s attributes consistent with the Adviser’s allocation policy (the “Recommended Amount”), or (b) if the size of the investment available is smaller than the sum of the Recommended Amounts for the Company and the Participating Funds, pro rata based on the capital available for the type of investment by the Company and the Participating Funds. The amount of the Company’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Company’s Board or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s capital available for investment is determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

Affiliated Funds, the Company, or an affiliate of the Affiliated Funds or the Company will share any fees or other compensation in connection with that entity’s right to nominate a director or board observer or otherwise participate in the governance or management of the portfolio company with the other parties participating in the Co-Investment Transaction.

B. Applicable Law

1. Sections 57(a)(4) and 57(i) of the Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2. Section 57(b) of the Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; and (D) any officer, director, partner, copartner, or employee of such other person.

C. Need for Relief

The Co-Investment Transactions may be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior order of the Commission to the extent that the Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder. Because an Affiliated Investment Adviser is the investment adviser to each of the Affiliated Funds, the Company and the Affiliated Funds may be deemed affiliated persons within the meaning of Section 2(a)(3) to the extent the Affiliated Funds may be deemed to be controlled by or under common control with the Adviser. Because the Adviser and the Affiliated Investment Advisers are each direct wholly-owned subsidiaries of Medley LLC, the Company, the Adviser, the Affiliated Investment Advisers and the Affiliated Funds may be deemed to be affiliated persons within the meaning of section 2(a)(3)(C) by reason of common control.

D. Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Sections 6(c) and 57(i) and Rule 17d-1, permitting the Existing Affiliated Funds, and any Future Affiliated Funds, to participate with the Company in the Co-Investment Transactions.

E. Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.8 Although the various precedents may involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Ridgewood Capital Management, LLC and its affiliates, for which an order was granted on October 21, 2009 and Gladstone Capital Corporation and its affiliates, for which an order was granted on November 22, 2005.9

F. Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

[8]

Ridgewood Capital Energy Growth Fund, LLC, et al. Release Nos. IC-28931 (September 25, 2009) (notice) and IC-28982 (October 21, 2009) (order); Gladstone Capital Corporation, et al. Release Nos. Release No. IC-27120 (October 25, 2005) (notice) and IC-27150 (order).

[9]	See note 7, supra.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before the investment is made, and other protective conditions set forth in this Application will ensure that the Company will be treated fairly.

If the Adviser or the Principals, or any person controlling, controlled by, or under common control with the Adviser or the Principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25% of the outstanding voting securities of the Company (the “Shares”), then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in section 2(a)(42) of the Act.

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating the Co-Investment Program, because the ability of the Adviser or the Principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed will be limited significantly. The Independent Directors shall evaluate and approve any such voting trust or proxy adviser, taking into accounts its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

The conditions to which the requested relief will be subject are designed to ensure that the Adviser or the principals of the Adviser would not be able to favor the Affiliated Funds over the Company through the allocation of investment opportunities among them. Because almost every attractive investment opportunity for the Company will also be an attractive investment opportunity for one or more Affiliated Funds, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either the Company or the Affiliated Funds as opportunities arise.

Applicants submit that the Company’s participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants. Applicants believe that the conditions will ensure that neither the Adviser nor the Principals would be able to favor the Affiliated Funds over the Company through the allocation of investment opportunities among them because, as a guiding principle, the conditions permit a co-investment transaction only if the Eligible Directors have made a determination that the proposed investment would not benefit an affiliated person other than the fund participating in the transaction and then only to the extent strictly permitted by the conditions.

G. Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. Each time that the Adviser considers an investment for the Company in a Co-Investment Transaction, it will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances.

2. (a) If the Adviser deems the Company’s participation in any such investment opportunity to be appropriate for the Company, it will then determine an appropriate level of investment for the Company.

(b) If the aggregate amount recommended by the Adviser to be invested by the Company in such Co-Investment Transaction, together with the amount proposed to be invested by the Participating Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on the ratio of the Company’s capital available for investment in the asset class being allocated, on one hand, and the Participating Funds’ capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all parties involved in the investment opportunity, up to the amount proposed to be invested by each. The Adviser will provide the Eligible Directors with information concerning each party’s available capital to assist the Eligible Directors with their review of the Company’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the Adviser will distribute written information concerning the Co-Investment Transaction, including the amount proposed to be invested by each Participating Fund, to the Eligible Directors for their consideration. The Company will co-invest with a Participating Fund only if, prior to the Company’s and the Participating Fund’s participation in the Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of the Company or its stockholders on the part of any person concerned;

(ii) the transaction is consistent with

(A) the interests of the stockholders of the Company; and

(B) the Company’s investment objectives and strategies (as described in the Company’s registration statement on Form N-2 and other filings made with the Commission by the Company under the 1933 Act, any reports filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended, and the Company’s reports to stockholders);

(iii) the investment by the Participating Funds would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of any Participating Fund; provided, that if any Participating Fund, but not the Company, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A) the Required Majority shall have the right to ratify the selection of such director or board observer, if any, and

(B) the Adviser agrees to, and does, provide periodic reports to the Company’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company;

(iv) the proposed investment by the Company will not benefit The Adviser or the Affiliated Funds or any affiliated person of either of them (other than the other parties to the Co-Investment Transaction), except the Participating Funds, (a) to the extent provided by condition 13; (b) to the extent provided by Sections 17(e) or 57(k); or (c) indirectly, as a result of an interest in securities issued by one of the parties to the Co-Investment Transaction.

3. The Company has the right to decline to participate in any Co-Investment Transaction or to invest less than the amount proposed.

4. The Adviser will present to the Board, on a quarterly basis, a record of all investments made by the Affiliated Funds during the preceding quarter that fell within the Company’s then-current investment objectives that were not made available to the Company, and an explanation of why the investment opportunities were not offered to the Company. All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for follow-on investments made pursuant to condition 8 below, the Company will not invest in reliance on the Order in any portfolio company in which the Adviser, any Participating Fund, or any affiliated person of either of them is an existing investor.

6. The Company will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same for the Company as for the Participating Funds. The grant to an Affiliated Fund, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A) and (B) are met.

7. If any of the Participating Funds elects to sell, exchange, or otherwise dispose of an interest in a security that was acquired by the Company and such Participating Funds in a Co-Investment Transaction, the Adviser will:

(a) Notify the Company of the proposed disposition at the earliest practical time; and

(b) formulate a recommendation as to participation by the Company in any such disposition and provide a written recommendation to the Eligible Directors. The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Participating Funds. The Company will participate in such disposition to the extent that a Required Majority determines that it is in the Company’s best interests to do so. The Company and each of the Participating Funds will bear its own expenses in connection with any such disposition.

8. If any Affiliated Fund desires to make a “follow-on investment” (i.e., an additional investment in the same entity) in a portfolio company whose securities were acquired by the Company and such Affiliated Fund in a Co-Investment Transaction or to exercise warrants or other rights to purchase securities of the issuer, the Adviser will:

(a) notify the Company of the proposed transaction at the earliest practical time; and

(b) formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by the Company and provide a written recommendation to the Eligible Directors.

The Eligible Directors will make their own determination with respect to follow-on investments. To the extent that:

(i) the amount of a follow-on investment is not based on the Company’s and the Fund’s initial investments; and

(ii) the aggregate amount recommended by the Adviser to be invested by the Company in such follow-on investment, together with the amount proposed to be invested by the Participating Fund in the same transaction, exceeds the amount of the follow-on investment opportunity, the amount invested by each party will be allocated among them pro rata based on the ratio of each party’s available capital to the aggregated available capital of all parties, up to the maximum amount to be invested by each. The Company will participate in such investment to the extent that a Required Majority determines that it is in the Company’s best interest. The acquisition of follow-on investments as permitted by this condition will be subject to the other conditions set forth in the Application.

9. The Independent Directors will be provided quarterly for review all information concerning Co-Investment Transactions during the preceding quarter, including investments made by any Affiliated Funds which the Company considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which the Company considered but declined to participate, comply with the conditions of the order. In addition, the Independent Directors will consider at least annually the continued appropriateness of Co-Investment Transactions by the Company.

10. The Company will maintain the records required by Section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Eligible Directors under Section 57(f).

11. No Independent Director will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the Act) of, any of the Affiliated Funds.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Adviser or the Affiliated Investment Advisers under their respective investment advisory agreements with the Company and the Participating Funds, be shared by the Company and the Participating Funds in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding brokers’ fees contemplated by Section 57(k)(2) of the Act) received in connection with a Co-Investment Transaction will be distributed to the Company (or a wholly-owned subsidiary of the Company) and the Participating Funds on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata between the Company and the Participating Funds based on the amount they invest in such Co-Investment Transaction. None of the Participating Funds nor any affiliated person of the Company will receive additional compensation or remuneration of any kind (other than (i) the pro rata transaction fees described above and (ii) investment advisory and administrative fees paid in accordance with investment advisory and administration agreements with the Company and the Participating Funds) as a result of or in connection with a Co-Investment Transaction.

14. If the Adviser, the Principals, any person controlling, controlled by, or under common control with the Adviser or the Principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25% of the outstanding voting securities of the Company (“Shares”), then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in section 2(a)(42) of the Act.

III. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

Brook Taube

Medley Capital Corporation

375 Park Avenue, Suite 3304

New York, NY 10152

(212) 759-0777

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

James R. Tanenbaum

Anna T. Pinedo

Morrison & Foerster LLP

1290 Avenue of the Americas

New York, NY 10104

(212) 468-8000

B. Authorization

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that the Company, by resolution duly adopted by the sole member on June 23, 2010 (attached hereto as Exhibit A), has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Sections 57(a)(4) and 57(i) of the Act and Rule 17d-1 under the Act, for an order permitting certain joint transactions that may otherwise be prohibited under Section 57(a)(4) of such Act. Each person executing the application on behalf of the Applicants says that he has duly executed the Application for and on behalf of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 7th day of December, 2011.

MEDLEY CAPITAL CORPORATION

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

MCC ADVISORS LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

MEDLEY CAPITAL LLC, MEDLEY

OPPORTUNITY FUND LP, MEDLEY

OPPORTUNITY FUND LTD, MEDLEY GP LLC,

MEDLEY OPPORTUNITY FUND II LP,

MEDLEY OPPORTUNITY FUND II (CAYMAN) LP, MOF II GP LLC, MOF II GP (CAYMAN)

LTD., MOF II MANAGEMENT LLC

By:	/s/ Brook Taube
Name: Brook Taube
Authorized Person

VERIFICATION

The undersigned states that he has duly executed the foregoing amendment number 3 to this Application, dated December 7, 2011, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

MEDLEY CAPITAL CORPORATION

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

MCC ADVISORS LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

MEDLEY CAPITAL LLC, MEDLEY

OPPORTUNITY FUND LP, MEDLEY

OPPORTUNITY FUND LTD, MEDLEY GP LLC,

MEDLEY OPPORTUNITY FUND II LP,

MEDLEY OPPORTUNITY FUND II (CAYMAN)

LP, MOF II GP LLC, MOF II GP (CAYMAN)

LTD., MOF II MANAGEMENT LLC

By:	/s/ Brook Taube
Name: Brook Taube
Authorized Person

EXHIBIT A

Resolution of the Sole Member

MEDLEY CAPITAL BDC LLC

RESOLVED, that the sole member of the Company is hereby authorized in the name and on behalf of the Company to submit and cause to be filed with the SEC an application for exemptive relief, in substantially the form presented at the meeting, with such changes, modifications, or amendments thereto as the sole member (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.

(Adopted on June 23, 2010)